David S. Hunt email: dh@hunt-pc.com	THE HUNT LAW CORPORATION A Professional Corporation 66 Exchange Place Salt Lake City, Utah 84111	Telephone: (801) 355-7878 Facsimile: (801) 906-6164

November 4, 2005

Kelly McCusker

Cicely Luckey

Peggy Kim, Esq.

Charito A. Mittelman, Esq.

Securities And Exchange Commission

100 F Street, NE

Washington, DC 20549

Mail Stop 0409

Re:

Castle Arch Real Estate Investment Company, L.L.C.

Registration Statement on Form 10SB/A

Amendment Filed November 4, 2005

File No. 0-51230

Dear Mss. McCusker, Luckey, Mittelman and Kim:

We are submitting our third amended registration statement on Form 10SB/A. In order to expedite your review of the filings, we are pleased to provide the following itemized responses to your comments. Note that bold/underlined text throughout this response letter reflects a majority of the specific language that was added to this Form 10SB/A No.4. To further aid your review a black-lined copy comparing the latest amendment to the prior amendment is being submitted:

General

1.

It does not appear as though the revisions to your website as mentioned in your response to previous comments 2 and 3 were made.  Please advise.  As a related matter, please tell us how a person visiting your website obtains a password for purposes of accessing the screen shots you have provided that contain information relating to private offerings.

The internet allows us to share information with select individuals and improve and tailor access relating to our company. However, despite the fact that we publicly report pursuant to the ’34 Exchange Act and sell securities only to accredited investors, we endeavor to ensure that information posted about our company on our web site could not be reasonably deemed an unregistered public offering.  In order to minimize an inadvertent unregistered public offering, we limit access to our web site. For instance, many pages of our web site are password protected. All new user accounts are created in-house and may not be unilaterally created by potential users. People who request investor information are required to fill out an investor questionnaire and represent that they are an accredited investor pursuant to Regulation D. Our web site is not designed to lure investors who may be searching the web. In addition, we do not attempt to drive potential investors to our web site via internet marketing efforts.

Business, page 8

2.

Please refer to the carry-over paragraph on page 9.  Please revise to clarify that you have not yet entered into any agreements relating to joint ventures, borrowing   or equity financing through investment banks.  On page 10, describe the basis for your statement that you believe that you will be able to receive a refund on your purchase deposits.

In response to the financing comment, we now state that: “To date, we have not yet entered into any agreements relating to joint ventures, borrowing or equity financing through investment banks.”

In response to the deposit refund comment, we now state that: “In most cases we enter into agreements that allow us to receive a refund on our purchase contract deposits as long as we notify the selling party of our intent to withdraw from the agreement by a date certain. Therefore, in the future we believe that we will be in a position to receive a refund on most of our purchase deposits.”

3.

We note added disclosure on page 10 relating to the increase in value in properties located in Coalinga and Firebaugh California.  Please tell us the basis for your statement that the sale of those properties would generate sufficient revenue to pay the remaining balance owed plus a gross profit of $10 million.  Please disclose whether you have entered into a sale agreement, and if so, describe the terms of sale and file the agreement as an exhibit to your next amendment.

We now state that: “We have assigned our rights to purchase of 158 and 181 acres of raw land in the cities of Coalinga and Firebaugh California, respectively pursuant to two respective agreements titled “Reassignment and Assumption of the Purchase and Sale Agreement”.  Thus, we no longer have rights to purchase either of the two properties. Under terms of the Coalinga Reassignment and Assumption of the Purchase and Sale Agreement, in exchange for assigning our purchase rights, we are to be paid a total of $4,750,000 by December 31 2005. Under terms of the Firebaugh Reassignment and Assumption of the Purchase and Sale Agreement, we are to be paid $5,750,000 by February 1, 2006. We currently anticipate being paid as required by the agreements.” Both forms of Reassignment and Assumption of the Purchase and Sale Agreement are filed as exhibits to this filing.

4.

We note your response to previous comment 8 indicating that your primary focus has been on identifying raw land to entitle and resell without physically developing the property.  Please revise the second sentence in this second paragraph in this section to delete the implication that you currently plan to develop land that you purchase.  Please also disclose the last part of your response in which you state that currently, property design, construction and development and disposition of developed properties, other that entitled properties, is outside your operational focus.

We now state that “Each of our officers is regularly searching for land which can be purchased, improved via entitlement and master planning, and resold at a profit.”

We also now state that: “Currently, design of buildings and construction is outside our operational focus”.

5.

Please disclose in your document the first two sentences of your response to previous comment 13.  With respect to filing the contracts as exhibits and also your response to previous comment 15, please file the purchase contracts relating to the 264 acre land for $9,070,206 and any other properties the purchase price of which exceeds the 15% of assets measurement pursuant of Item 601 of Regulation S-B.  We note also the current value of the Coalinga and Firebaugh properties as mentioned on page 10.

Please see response to comment 8 below.

6.

We note in your response to previous comment 17 that you are in the process of selling the Fresno properties.  Please describe briefly in the business section the costs expended thus far and your current intentions with respect to that property as mentioned in your response.  Please also disclose any gain or loss you anticipate incurring upon the sale.  In this regard, please also disclose your response to previous comment 21 here.  Provide similar information for the properties discussed in response to previous comment 18.

Please see our response to Comment 3. In addition, we now disclose our response to previous comment 21 stating that: “We do not intend for reassignment of purchase rights to be our primary model. However, our lack of liquidity caused us to in effect flip the property to retain the value that we had created from working the properties through the entitlement process.”

Item 2.  Financial Information, page 13

Financial Condition – Page 13

7.

We note your response to previous comment 20.  Please disclose the amounts raised in your private placements and the amounts paid in finders fees.  Further, please discuss the options and purchase contracts, the amounts paid as deposits, and the amounts forfeited.

Item 2.  Financial Information on the Form 10 filed August 19, 2005 indicated private placements of common and preferred units as our primary source of financing.  Private placement offerings as of October 19, 2005 have raised a total of $13,796,240.09.  Finders’ fees paid as of October 19, 2005 total $624,770.35, of which amount $252,744.39 represents finders’ fees paid in the form of common units (See Item 10 for valuation methodology).

As of October 19, 2005 the Company has paid land deposits totaling $4,055,000 on 12 separate properties.  Of this amount, $2,960,681.05 has been reimbursed to the Company and $214,671.24 has been forfeited.  Of the remaining $879,647.71 paid in land deposits, $60,000 represents escrow extension fees and, accordingly, will not be applied toward the ultimate purchase price of the properties.

Item 3.  Properties, page 14

8.

For ease of understanding, please revise the table to include the purchase price for each property, the duration of each option, and indicate the stage of the entitlement process with respect to each property.

We have removed the table and replaced it with narrative because we believe the table created confusion as to the nature of our ownership interests. We have also filed, as exhibits to this filing, purchase agreements for the Tooele properties and two forms of Reassignment and Assumption of the Purchase and Sale Agreement for the properties located in the cities of Coalinga and Firebaugh California. We disclose the total purchase prices and stages of entitlement elsewhere in the filing.

Item 9.  Market Price of and Dividends, page 22

9.

We note that you state the first 40% of net profits will be paid as a dividend to holders of the common units to offset phantom income tax liability.  Given that you are a development stage company without any historical operations, please revise to discuss your ability to make this payment and that you do not currently have, and may not have in the future, any net profits for distribution.

We have modified the first paragraph of the dividend section. In response to this comment, we have added a disclosure stating that:  “… we currently do not have, and may not have in the future, any net profits for distribution.”

Item 10.  Recent Sales of Unregistered Transactions—Page 22

10.

Please disclose the value of the stock issued on January and February of 2005 as mentioned in the last paragraph of this section.  Please also identify the persons who received the stock.

Item 10.  Recent Sales of Unregistered Transactions on the Form 10 filed August 19, 2005 disclosed the number of common units issued in January and February, 2005 to certain individuals as finders’ fees for introductions which led to investments in our preferred A units and preferred B units, respectively.  The value of the 38,750 common units issued in January, 2005 is $19,375.  In many cases, finders had the option of being paid with cash or a combination of cash and units. Accordingly, the valuation of common units to be paid for finders’ fees is based on the amount of cash the finder would have been paid had he or she selected the “cash only” option less the amount of cash he would have been paid for the cash and units option.  This value was used for all finders’ fees to be paid with units regardless of whether the finder actually had the cash only option.  We have disclosed this method of valuation in the amended Form 10 as well as the footnotes to the restated financial statements.  The 38,750 common units were issued to 7 individuals.

Upon researching the valuation of common units issued for finders’ fees in February, 2005 it was discovered that the 2,584 common units disclosed as issued in our Form 10 filed August 19, 2004 was inaccurate.  Accordingly, the correct number of common units issued for finders’ fees in February, 2005 is 5,166.  Consistent with the aforementioned valuation method, the value of these units is $7,749.  These common units were issued to 1 individual.

Description of Registrant’s Securities to be Registered, page 23

11.

We note your response to previous comment 32.  Please describe what happens if the potential purchaser is not approved for membership, and whether that purchaser continues to be a common or preferred unit holder without membership unit rights.

We already state in that section that: “Until a potential purchaser’s tender of investment is accepted, that potential investor no member rights and does not hold common or preferred units or any member rights.”

Amended Operating Agreement, page 26

12.

In your response to previous comment 31, please revise the disclosure in this section to reflect the changes made in response to previous comment 7 relating to your CEO’s ability to unilaterally vote down any measure requiring the 70% supermajority vote.

We now state that “He currently holds enough common units, over 30%, necessary to unilaterally vote down any other measure requiring supermajority vote, including a vote to remove him from office.”

Financial Statements

13.

Please include your signed audit report in your next amendment.

Noted.

14.

We note from your responses that you have presented all units of members’ capital on a combined basis.  In the interest of transparency, please revise your Statements of Financial Condition and Statement of Changes in Member’s Capital to separately show the number of units and related dollar amounts for common units and each class of preferred membership interests (i.e. Series A, B and C).  Reference is made to paragraph .10 of AICPA Practice Bulletin 14 and footnote 9 to paragraph 11 (d) of SFAS 7.

On the Form 10 filed August 19, 2005  the Statement of Financial Condition and Statement of Changes in Members’ Capital presented membership capital on a consolidated basis – that is, common units issued to the founders, finders and others were combined with membership units, which consist of both common and preferred units.  At the time, the Company felt this would be less confusing and was more typical of LLC presentation of members’ capital.  After attempting to discuss the matter with Kelly McCusker of the SEC to no avail, we determined to proceed with the consolidated presentation.

However, in response to the September 7, 2005 SEC comments, and in the interest of transparency, we have modified the presentation in conformity to that requested.  Specifically, we have separately shown the number of units and the related dollar amounts for common units and preferred units for each respective offering.

Form 10-QSB for fiscal quarter ended June 30, 2005

Controls and Procedures, page 13

15.

Please amend to expand this disclosure to specify the nature of the deficiencies and to discuss more fully the measures taken to improve the deficiency.  If applicable, provide similar disclosure relating to internal controls and procedures.

Item 3.  Controls and Procedures on the Form 10-QSB filed August 16, 2005 discussed an evaluation performed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer of the Company’s disclosure controls and procedures.  As a result of the evaluation deficiencies were identified.  These deficiencies included separation of incompatible duties and restricted access relating to cash and equity.  Also, existent deficiencies in controls over cash and equity recording activities were discovered.  As of October 6, 2005, internal controls have been implemented to address these and other deficiencies identified, the most notable of which is the Company’s hiring of a controller in August, 2005.  Other internal controls implemented are discussed in the following paragraphs.

Internal controls implemented and relating to the separation of incompatible duties and restricted access of cash include the following activities (most of these controls were implemented prior to the evaluation of internal controls):

1)

Checks are signed when needed, and not in advance,

2)

Checks are signed by authorized signers, currently Mr. Douglas Child, Chief Financial Officer,

3)

Checks are not returned to the preparer after signing is complete (this procedure was implemented in response to a deficiency identified in management’s evaluation of internal controls),

4)

Passwords exist for individuals authorized to make debit memos and wire transfers,

5)

Bank accounts are reconciled by a person independent of the cash receipts and disbursements function,

6)

Upon receipt of mail, daily cash receipts are recorded independent of the cash and bookkeeping functions,

7)

Cash receipts are deposited intact and on the same day,

8)

All bank accounts and check signers are authorized by the board of directors or owner/manager, currently Mr. Kirby Cochran, Chief Executive Officer,

9)

Checks payable to cash or bearer are prohibited, and

10)

Employees with cash disbursement and bank reconciliation duties are required to take vacations, and other employees are required to perform those functions when the employee is absent

Also, internal controls relating to the recording of cash have been implemented.  They include the following activities:

1)

Checks are prenumbered, their sequence is regularly accounted for, and unissued checks are controlled and kept in a secure location,

2)

Bank accounts are reconciled by a person independent of the cash receipts and disbursements function,

3)

Bank accounts are reconciled regularly and reconciliations are reviewed by an owner/manager,

4)

Stale checks are followed up on periodically by an individual independent of the cash disbursement function,

5)

A list of daily cash receipts are compared to the day’s recordings by an individual independent of the cash receipts function,

6)

Owner/manager and other appropriate individuals daily compare cash receipts and disbursements to budgeted (forecasted) cash receipts and disbursements and follows up on significant variances,

7)

Checks are prepared only after matching supporting documentation,

8)

The check signer reviews all supporting documentation,

9)

Cash receipts and checks are recorded upon issuance, and

10)

Cash receipts and disbursements are periodically reviewed by the owner/manager or other appropriate person

Internal controls implemented and relating to the separation of incompatible duties and restricted access of equity include the following:

1)

Segregation of the following duties exist:

a.

Approving membership units and other equity transactions

b.

Issuing, transferring, and canceling stock certificates

c.

Maintaining detailed stockholder records

d.

Processing cash receipts and disbursements (dividends)

2)

Computerized equity records are limited to those with a logical need for such access

Also, internal controls relating to the recording of equity have been implemented.  They include the following activities:

1)

Stock certificates are numbered and sequentially issued, and unissued certificates are safeguarded,

2)

Stock records are monitored and periodically reconciled to the general ledger,

3)

Reconciliations are reviewed by the owner/manager or other appropriate person,

4)

All shares issued are appropriately authorized, and

5)

All dividends and other equity transactions are approved by the board of directors

These procedures have been implemented in response to management’s identification of deficiencies in internal controls relating to equity transactions.  The utilization of an independent transfer agent was also added as a control procedure at management’s request.

We are prepared to address further comments to this filing, if necessary.  Thank you for your assistance in the registration process.

Respectfully,

/s/ David S. Hunt

David S. Hunt

Attorney for Castle Arch Real Estate Investment Company, L.L.C.